Room 4561

October 24, 2006

Leland H. Boardman
Chief Financial Officer
Arkona, Inc.
10542 South Jordan Gateway
South Jordan, Utah 84095
(801) 501-7100

Re: Arkona, Inc.
        Form 10-Q for the quarter ended June 30, 2005
        Filed on August 14, 2006
        File No. 000-24372

Dear Mr. Boardman:

        We have reviewed the above referenced filing and response letter dated August 18, 2006 and have the following comment. Please note that we have limited our review to the matters addressed in the comment below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q filed on August 14, 2006

Note 3. Significant Accounting Policies

Stock-Based Compensation-page 6

1. Revise you disclosures to include those transitional disclosures required by paragraph H of SAB 107, and paragraphs 64-65, 84, A240-A242 of SFAS 123(R).

Leland H. Boardman
Arkona, Inc.
October 24, 2006
Page 2

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As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

If you have any questions, please call Morgan Youngwood at (202) 551-3479 or myself at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief